

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 15, 2006

Mr. David J. West
Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

> **Re: The Hershey Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-00183**

Dear Mr. West:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            April Sifford
                            Branch Chief

cc: Sandy Eisen